July 16, 2013

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Extra Space Storage Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed February 28, 2013
SEC File No. 1-32269

Dear Mr. Woody:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated July 10, 2013.  For your convenience, we have set forth the Staff’s comment and the Company’s response below.

Consolidated Financial Statements

General

1.                                      We note your response to prior comment number one. Given the significance of tenant reinsurance revenues and expenses to your net income from operations and net income, it would appear that your tenant reinsurance operations are material. In future filings, please disclose all the information provided in your previous response. In addition, please disclose the average insurance coverage chosen by tenants. Lastly, please reconcile the claims and claims adjustment expense included within your roll forward to your consolidated statements of operations.

Company Response:  In future filings, we will include the disclosures as provided in our previous response.  We will also include in future filings the average insurance coverage chosen by our tenants.  Lastly, we will include in future filings a reconciliation of claims and claims adjustment expense within our roll forward to the tenant reinsurance expense included in our consolidated statements of operations.

We appreciate the time that you have taken to review our filings.  If you have any questions regarding the foregoing, please contact me at (801) 365-4482.

Sincerely,

P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP